Exhibit 6.7

PROMISSORY NOTE

(the “Note”)

$25,500.00	Ormond Beach, Florida

FOR VALUE RECEIVED, the undersigned, ROOSHINE, INC, a Nevada corporation, (hereinafter referred to as the “Maker”) promises to pay to the order of Larry R. Curran (hereinafter referred to as the “Holder”) the principal sum of TWENTY FIVE THOUSAND, FIVE HUNDRED and 00/100 DOLLARS ($25,500.00), together with accrued interest, if any, in the following manner:

The term of this Note shall be one (1) year. During the term, quarterly payments of interest in the amount of five hundred and 00/100 Dollars ($500.00) shall be due and payable on the first (1st) day of the quarter, commencing April 1, 2018, and continuing on the first (1st) day of each quarter thereafter, through and including the last quarter ending March 31, 2019, at which time the entire unpaid principal balance, together with accrued interest, if any, shall be due and payable (collectively the “Maturity”). This is a balloon note with interest only mandated payments.

1.       Interest Prior to Maturity Date. Prior to the Maturity of this Note, the entire unpaid principal balance shall bear interest at a rate of eight percent (8.0%) per annum. Interest shall be calculated on the basis of a three hundred sixty (360) day year and the actual number of days elapsed.

2.       Interest After Maturity Date. After the Maturity Date or upon acceleration of this Note, the entire unpaid principal balance, together with accrued interest, if any, shall bear interest at a rate of twelve percent (12.0%) per annum.

3.       Maximum Interest. The total interest payable and collectable under this Note in any one year shall not exceed the highest lawful rate of interest in Florida. In the event that interest in excess of the highest lawful rate shall be paid or collected under this Note at any time, the amount of such excess shall be applied to the unpaid principal balance of the indebtedness as of the time of such payment or collection and the interest shall be re-computed so as not to exceed the highest lawful rate.

4.       Prepayment. Prepayment of principal, together with accrued interest, if any, in whole or in part, may be made at any time without penalty. Partial prepayment may, in the sole discretion of Holder, be applied first in reduction of the final payment falling due under this Note and thereafter in reduction of other payments falling due in reverse order of their due dates.

5.       Late Charges. If Maker should fail to make a payment within ten (10) days after the same is due, then Maker further promises to pay a late payment charge equal to five percent (5.0%) of the amount of the late payment as liquidated compensation to Holder for the extra expense to Holder to process and administer the same.

6.       Security. This Note shall be unsecured.

7.       Conversion. This Note Payable is not convertible.

8.       Assignment Conveyance, Sale, or Transfer. Except in connection with a transaction with a publicly-traded company in which Maker ceases to exist, this Note is not assignable or assumable without the prior written consent of Holder, which consent may be withheld in the sole discretion of Holder. This Note shall become immediately due and payable on the assignment, conveyance, sale, or transfer of the Mortgaged Property, as defined in the Mortgage.

9.       Default. If default is made in any payment under this Note, and/or the Mortgage and such default continues for fifteen (15) days or more after the same was due or Maker files for bankruptcy protection, is the subject of an involuntary bankruptcy petition, or otherwise makes a general assignment for the benefit of its creditors due to insolvency, then, in the sole discretion of Holder, the entire unpaid principal balance, together with accrued interest, if any, shall become immediately due and payable without notice.

10.     Jurisdiction; Venue. This Note shall be governed by and construed in accordance with the laws of the State of Florida, without regard to conflict of law principles. The exclusive jurisdiction and venue for any legal action arising from or under this Note shall be in Volusia County, Florida, and Maker and Holder hereby irrevocably consent and submit to the foregoing jurisdiction and venue to the exclusion of all others and waive any objection thereto.

11.     Severability. In the event any one or more provisions contained in this Note shall, for any reason, be held illegal, invalid, or unenforceable in any respect, such illegality, invalidity, or unenforceability shall not effect any other provision hereof and this Note shall be construed as if such illegal, invalid, or unenforceable provision had not been contained herein.

12.     Modification. No modification of this Note shall be binding upon Maker and Holder unless in writing and executed by Maker and Holder.

Signed this 27th of March, 2018

ROOSHINE, INC.

a Nevada Corporation

By:	/s/ Larry R. Curran
Name:	Larry R. Curran
Title:	CEO

Page 2 of 2